# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Immatics N.V., CIK 0001809196
CUSIP: N44445109
Title of class of securities: Ordinary Shares, nominal value EUR 0.01 per share
Address of issuer's principal executive offices: PAUL EHRLICH-STRASSE 15, TUBINGEN, Germany (2M), 72076
Date of event which requires filing of this statement: 08/26/2026
Filed by CIK 0001224962
Persons authorized to receive notices and communications: Alexander Rakitin, 51 Astor Pl, 10th FL, New York, New York (NY), 10003, (646) 205-5340

## Reporting persons
- Perceptive Advisors LLC (CIK 0001224962): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 11,418,016; sole dispositive power 0; shared dispositive power 11,418,016; aggregate amount beneficially owned 11,418,016 (7.6% of the class)
- Perceptive Life Sciences Master Fund, Ltd. (CIK 0001249675): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 11,418,016; sole dispositive power 0; shared dispositive power 11,418,016; aggregate amount beneficially owned 11,418,016 (7.6% of the class)
- Joseph Edelman (CIK 0001164426): type of reporting person: individual (IN); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 11,418,016; sole dispositive power 0; shared dispositive power 11,418,016; aggregate amount beneficially owned 11,418,016 (7.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, nominal value EUR 0.01 per share
Name of issuer: Immatics N.V.
Address of issuer's principal executive offices: PAUL EHRLICH-STRASSE 15, TUBINGEN, Germany (2M), 72076

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The shares of Ordinary Shares set forth below in Item 5(c) of this Amendment No. 2 to Schedule 13D were acquired with working capital of Perceptive Life Sciences Master Fund, Ltd. (the "Master Fund").

## Item 4. Purpose of Transaction
Purpose of transaction: The information set forth in Item 6 below in this Amendment No. 2 to Schedule 13D is incorporated by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth in rows 11 and 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentages set forth in row 13 are based on 149,635,893 Ordinary Shares outstanding, as reported by the Issuer in its prospectus filed pursuant to Rule 424(b)(2) with the Securities and Exchange Commission on August 25, 2026, and assumes the exercise of vested stock options issued to Adam Stone in connection with his service on the Issuer's board of directors.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in rows 7 through 10 of the cover pages to this Schedule 13D is incorporated by reference. Adam Stone, the Chief Investment Officer of Perceptive Advisors LLC ("Perceptive Advisor"), holds stock options for a total of 219,500 Ordinary Shares, of which 171,500 are currently exercisable, or exercisable within 60 days. Perceptive Advisors has the right to receive the director compensation provided in respect of Mr. Stone's board service through a partial management fee offset.
Transactions in the class effected during the past sixty days: The information set forth in Item 6 of this Amendment No. 2 is incorporated by reference to this Item 5(c). On August 26, 2026, the Master Fund purchased 863,060 Ordinary Shares at a price per share of $8.69 in the Issuer's underwritten offering. Except as described herein, none of the Reporting Persons has effected any transaction in the Ordinary Shares in the past 60 days.

## Signatures
- Perceptive Advisors LLC: /s/ Joseph Edelman, Joseph Edelman, Managing Member (08/27/2026)
- Perceptive Life Sciences Master Fund, Ltd.: /s/ Joseph Edelman, Joseph Edelman, Managing Member (08/27/2026)
- Joseph Edelman: /s/ Joseph Edelman, Joseph Edelman (08/27/2026)